Dejour Enterprises Ltd. Annual Meeting Approvals

Dejour Enterprises Ltd. (TSX-V: DJE/OTC:DJEEF)
Shares Issued: 50,769,722
Last Close: 6/07/2006 – CDN $1.69
June 7, 2006 – News Release

Robert L. Hodgkinson, Chairman & CEO, reports at Dejour Enterprises Ltd. annual meeting of shareholders held on June 2, 2006, the shareholders of the Company ratified a Shareholder Rights Plan and a rolling 10% Stock Option Plan which had previously been approved by the Directors of the Company.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTC in the US. (DJEEF) and in Frankfurt, Germany (D5R).  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com